UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 7, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

Release 02-2005

March 7, 2005

Trading  Symbol: WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER RELEASES UPDATED RESOURCE ESTIMATE AT PEñASCO DEPOSIT

Peñasco Indicated Sulfide Resource rises 30% to 161 million tonnes

VANCOUVER, B.C.  An updated resource estimate at the Peñasquito project’s Peñasco deposit has resulted in an indicated sulfide mineral resource of 161 million tonnes grading 29.0g/tonne silver, 0.57g/tonne gold, 0.33% lead and 0.72% zinc at a US$3.75/tonne cut-off grade.

The independent estimate, by M3 Engineering & Technology Corp. of Tucson, Arizona, and its subconsultant, Independent Mining Consultants also of Tucson, includes assays from an additional 33 drill holes and an extension of one hole from an earlier campaign completed late last year. It supercedes last October’s resource estimate by Marlow Mining Engineering Services and increases the Peñasco deposit’s indicated sulfide resource by 30% in tonnage and by 7% in average NSR compared with last October’s estimate.

Based on M3 Engineering’s estimate, the indicated sulfide resource at Peñasco contains 150.2 million ounces of silver; 2.97 million ounces of gold; 1065 million pounds of lead and 2324 million pounds of zinc.

In addition, an inferred sulfide resource of 91 million tonnes (grading 26.36 g/tonne silver, 0.51g/tonne gold, 0.25% lead and 0.64% zinc) has been identified at Peñasco.

M3 Engineering’s estimate also included an indicated oxide resource of 21.9 million tonnes and 5.3 million tonnes of inferred oxide resource in the shallow oxide mineralization overlying the deeper sulfide resource. (See table below for details). The oxide resource includes approximately 8.7 million tonnes of material classified as mixed oxide/sulfide which is assumed to have a recovery of only 50% of the fully oxidized material.

The updated Peñasco resource has been reported using a US$3.75 per tonne NSR cut-off for sulfides and a US$2.75 per tonne silver cut-off for oxides. It incorporates all data from the previous resource estimate released in October 2004, plus assays from an additional 34 drill-holes totaling 22,186 meters completed by the end of 2004. The resource does not include results from a further 10 exploration holes drilled since work resumed at site in January of this year. In order to demonstrate that this resource has a reasonable prospect for economic extraction, as required by CIM guidelines, a theoretical open pit shell was generated from the resource using metal prices approximating those experienced in recent months.  About 85% of the estimated resource fell within this open pit shell.

02-2005

The Peñasco deposit forms part of the Peñasquito property’s Outcrop breccia and is located about one mile northwest of the Chile Colorado deposit which has been confirmed by an independent pre-feasibility study as one of the world’s largest undeveloped, bulk-mineable silver deposits. The pre-feasibility study, also by M3 Engineering, concluded Chile Colorado could be mined economically with an after-tax internal rate of return (IRR) of 15.3% using conservative metals prices. (See press release date April 13, 2004).

Says Western Silver’s Chairman and CEO Dale Corman: “These results have substantially increased the overall resource at Peñasco and increased the confidence in the estimate by moving a large portion of the material previously classified as inferred into the indicated category.

“And, the additional 34 holes have shown some continuity to the deep high-grade gold intercepts reported last year and have substantially increased the amount of gold contained in the Peñasco deposit,” he says.

The total measured and indicated sulfide resource at Peñasquito, including the March 31, 2004 resource estimate at the nearby Chile Colorado deposit, now stands at 309.8 million tonnes, containing 314.3 million ounces of silver, 4.59 million ounces of gold, 2101 million pounds of lead and 5306 million pounds of zinc. This represents a 15% increase in contained silver, 27% increase in gold, 18% increase in lead and 18% increase in zinc compared with the resource estimate at Peñasquito reported in October 2004.

Dr. Conrad Huss, P.E., Executive Vice-President and Chairman of the Board of M3 Engineering, is the independent qualified person responsible for the resource calculation reported in this news release. All analytical work was performed by ALS Chemex and Acme Laboratories of Vancouver, employing conventional assay techniques set out in previous news releases.

Western Silver is subject to certain rules and regulations issued by the British Columbia Securities Commission and the Canadian Securities Administrators. This news release uses the mining terms “indicated resource” and “inferred resource” in accordance with Canadian regulations but which are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

02-2005

Penasquito Project Resouce Summary - March 2005

	Tonnes	Grade
		Ag	Au	Pb	Zn
	(Mt)	(g/t)	(g/t)	(%)	(%)
Chile Colorado Sulfide
Measured & Indicated	148.70	34.32	0.34	0.28%	0.84%
Peñasco Sulfide
Indicated	161.05	29.01	0.57	0.33%	0.72%

Total Measured and Indicate Sulfide	309.75	31.56	0.46	0.31%	0.78%

Total Contained Metal in Sulfide (M&I)		(Moz.)	(Moz.)	(Mlbs)	(Mlbs)
		314.33	4.59	2101.30	5306.28
Chile Colorado Sulfide
Inferred	44.90	21.11	0.21	0.21%	0.48%
Azul Breccia Sulfide
Inferred	71.20	31.52	0.15	0.36%	0.72%
Peñasco Sulfide
Inferred	91.56	26.36	0.51	0.25%	0.64%

Total Inferred Sulfide	207.66	26.99	0.32	0.28%	0.63%

Chile Colorado Oxide
Measured & Indicated	7.41	24.88	0.30	0.44%	0.40%
Peñasco Oxide *
Indicated	21.94	30.05	0.41	0.32%	0.40%

Total Measured and Indicate Oxide	29.35	28.74	0.38	0.35%	0.40%
Total Contained Metal in Oxide (M&I)		(Moz.)	(Moz.)
		27.13	0.36
Chile Colorado Oxide
Inferred	0.68	22.15	0.35	0.32%	0.16%
Azul Breccia Oxide
Inferred	5.88	23.97	0.20	0.11%	0.23%
Peñasco Oxide *
Inferred	5.28	27.98	0.60	0.26%	0.37%

Total Inferred Oxide	11.84	25.65	0.39	0.19%	0.29%

Note: Sulfides are reported at a US$3.75/tonne NSR cut-off, oxides are reported at a US$2.75/tonne NSR cut-off.
NSR figures based on $5.50/oz Ag, $350/oz Au, $0.30/lb Pb, $0.45/lb Zn.
* Oxide tonnages for Peñasco contain approximately 7Mt indicated and 2Mt inferred material that has been classified as mixed oxide/sulfide. Metal recovery in this zone is assumed to be 50%

Core samples were prepped and analyzed by ALS Chemex of Guadalajara, Mexico and Vancouver, B.C. respectively. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps. Holes WC-203 and WC-205 have been updated with screen and fire assays not available at the time of the previous release but do not differ substantively from results reported previously.

02-2005

Western Silver Corporation (AMEX:WTZ; TSX:WTC) is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Gerald Prosalendis, Vice President Corporate Development, 604-694-2740

Tom Patton, President, 604-641-2768

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission